UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

FORM 11-K/A

(Amendment No. 1)

(Mark One)

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) of THE SECURITIES EXCHANGE ACT of 1934

For the fiscal year ended December 31, 2013

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) of THE SECURITIES EXCHANGE ACT of 1934

For the transition period from           to

Commission file number 1-09328

A.                        Full title of the plan and the address of the plan, if different from that of the issuer named below:

ECOLAB SAVINGS PLAN AND ESOP FOR TRADITIONAL BENEFIT EMPLOYEES

B.                        Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ECOLAB INC.

370 Wabasha Street North

Saint Paul, Minnesota  55102-1390

ECOLAB SAVINGS PLAN AND ESOP FOR TRADITIONAL BENEFIT EMPLOYEES

FINANCIAL STATEMENTS

as of December 31, 2013

and

for the year ended December 31, 2013

AND SUPPLEMENTAL SCHEDULE

as of December 31, 2013

Explanatory Note

This Amendment No. 1 on Form 11-K/A (“Amendment No. 1”) to the Annual Report on Form 11-K for the fiscal year ended December 31, 2013 filed by the Ecolab Savings Plan and ESOP for Traditional Benefit Employees (the “Registrant”) with the Securities and Exchange Commission (the “SEC”) on June 25, 2014 (the “Original Filing”) is being filed by the Registrant to amend the Original Filing to remove the audit report (the “Audit Report”) of McGladrey LLP (“McGladrey”), the Registrant’s former independent accounting firm, on the financial statements in the Original Filing, which comprise the statement of net assets available for benefits as of December 31, 2013, the related statement of changes in net assets available for benefits for the year ended December 31, 2013 and the notes to the financial statements, and to mark such financial statements as being unaudited. As a result, the Audit Report should not be relied upon.

The Registrant is filing this Amendment No. 1 in response to McGladrey’s notice dated August 5, 2015 of its determination that an associated entity of McGladrey provided certain prohibited non-audit services to an international affiliate of the Registrant’s sponsor, Ecolab Inc., during the fiscal years ended December 31, 2013 and 2014. Despite its belief that the services at issue did not impact its integrity and objectivity, McGladrey has concluded that its independence has been impaired with respect to the Registrant in accordance with the rules of the SEC and the Public Company Accounting Oversight Board, has withdrawn the Audit Report and has resigned as the Registrant’s independent accounting firm.

Unless expressly noted otherwise, the disclosures in this Amendment No. 1 continue to speak as of the date of the Original Filing, and do not reflect events occurring after the filing of the Original Filing.

ECOLAB SAVINGS PLAN AND ESOP FOR TRADITIONAL BENEFIT EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2013

(Unaudited)

(in thousands)	2013

ASSETS

Investments at fair value:
Plan interest in Ecolab Savings Plan Master Trust	$1,492,250
Receivables:
Notes receivable from participants	22,322
Dividends receivable	2,104
Employer contributions receivable	964
Employee contributions receivable	516
Total Receivables	25,906

Net assets reflecting investments at fair value	1,518,156

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(683)

NET ASSETS AVAILABLE FOR BENEFITS	$1,517,473

The accompanying notes are an integral

part of the financial statements.

ECOLAB SAVINGS PLAN AND ESOP FOR TRADITIONAL BENEFIT EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the year ended December 31, 2013

(Unaudited)

(in thousands)

Investment results:
Plan interest in Ecolab Savings Plan Master Trust	$376,793

Interest income on notes receivable from participants	763

Contributions:
Participants	31,804
Employer	15,863
Rollovers	618
48,285
Deductions:
Distributions to participants	(152,842)
Plan expenses	(127)
(152,969)

Net increase before transfer	272,872

Transfer from Ecolab Savings Plan and ESOP	1,244,601

Net increase after transfer	1,517,473

Net assets available for benefits:
Beginning of year	—

End of year	$1,517,473

The accompanying notes are an integral

part of the financial statements.

ECOLAB SAVINGS PLAN AND ESOP FOR TRADITIONAL BENEFIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

(Unaudited)

1.         Description of Plan

The following brief description of the Ecolab Savings Plan and ESOP for Traditional Benefit Employees (“the Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information regarding the Plan’s definitions, benefits, eligibility and other matters.

PLAN TRANSFER AND ESTABLISHMENT:

Effective January 1, 2013, the Plan was formed as a new plan, in conjunction with an amendment to the Ecolab Savings Plan and ESOP (“the Legacy Plan”) to discontinue participation in such plan of employees eligible to participate in this Plan. On January 1, 2013, eligible participant account balances and contributions receivable totaling approximately $1,244,601,000 were transferred from the Legacy Plan to the Plan.

The Plan is for the benefit of certain individuals employed by Ecolab Inc. and certain affiliates (“the Company”) and is limited to active employees accruing a final average pay or 5% cash balance benefit in the Ecolab Pension Plan. With the formation of the Plan, the benefits, assets and liabilities of such participants were transferred from the Legacy Plan to the Plan.

MASTER TRUST:

The Plan is a participating entity in the Ecolab Savings Plan Master Trust (“the Master Trust”) with assets held by Fidelity Management Trust Company (“Fidelity” or “trustee”). The Master Trust was established on January 1, 2013 to hold the qualified defined contribution investment assets of both the Plan and the Legacy Plan, as sponsored by the Company.

GENERAL AND ELIGIBILITY:

The Plan is a contributory qualified defined contribution plan available to certain employees of the Company as discussed above. Eligible employees regularly scheduled to work at least 20 hours per week may participate immediately in the Plan provided they are not subject to a collective bargaining agreement which does not provide for their inclusion. Part-time employees working less than 20 hours a week must be employed for a twelve consecutive month period during which they have worked at least 1,000 hours to be eligible to participate. Employee participation in the Plan is voluntary.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Internal Revenue Code of 1986, as amended (“the Code”).

ECOLAB SAVINGS PLAN AND ESOP FOR TRADITIONAL BENEFIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

(Unaudited)

1. Description of Plan (continued)

CONTRIBUTIONS:

Contributions are made to the Plan as “participant savings contributions” and “employer matching contributions.”

Participant savings contributions are either pre-tax contributions made by the Company on behalf of participants who have agreed to have their taxable compensation reduced or Roth Savings contributions made by the Company on behalf of participants who have agreed to have their after-tax compensation reduced. Participants may reduce their compensation up to 50% subject to a statutory annual maximum of $17,500 for 2013 for the purpose of making savings contributions to the Plan.

Participants who have attained age 50 or above are allowed to make additional catch-up contributions up to the statutory annual maximum ($5,500 in 2013).

Participant contributions of up to 3% of eligible compensation are matched 100% by the Company and participant contributions over 3% and up to 5% of eligible compensation are matched 50% by the Company. The Plan also allows additional employer matching contributions to true-up the employer match. This true-up ensures all participants receive their full annualized employer match.

The Plan contains a separate Employee Stock Ownership Plan (“ESOP”) account for employer and participant contributions which are invested in the Ecolab Stock Fund. The ESOP allows participants to elect the withdrawal of dividends paid on shares to the ESOP account. The levels of contributions made by or on behalf of participants who are highly compensated, as defined in the Code, are subject to limitations under the Code.

VESTING:

Participants are fully vested in their account at all times.

PLAN BENEFITS:

As participants are fully vested at all times, benefits to participants are equal to their account balances. Upon retirement, death, disability or separation from service, a distribution may be made to the participant or beneficiary equal to the participant’s account balance. Employees are able to withdraw any part or all of their account balance upon attainment of age 59 1/2. In-service withdrawals for hardships are also available. A participant distribution or withdrawal from the Plan generally is subject to federal income tax and may be subject to an early withdrawal penalty, unless rolled over to a qualified plan or an individual retirement account.

ECOLAB SAVINGS PLAN AND ESOP FOR TRADITIONAL BENEFIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

(Unaudited)

1.                          Description of Plan (continued)

NOTES RECEIVABLE FROM PARTICIPANTS:

Active participants (and beneficiaries who are parties in interest as defined by ERISA) are permitted to borrow from their accounts. The total amount of a participant’s note may not exceed the lesser of (a) $50,000 minus the participant’s highest outstanding note balance for the previous twelve-month period, or (b) 50% of the participant’s interest in his or her account. When a note is granted, the appropriate account balances are reduced and a separate note account is created.

Note payments, together with interest at a market rate determined by the Plan Administrator, are repaid generally over 5 years unless the note is for the purchase of a principal residence, in which case the term can be up to 10 years (15 years for notes originating after December 31, 2012). Notes receivable from participants at December 31, 2013 had interest rates ranging from 3.25% to 9.50% and are due at various dates through January 2029. A participant can have no more than two notes outstanding at any time.

Notes receivable from participants are collateralized by the borrower’s account balance and are repaid through ratable payroll deductions.

PARTICIPANT ACCOUNTS AND ALLOCATION:

Fidelity provides investment management, recordkeeping and trustee services for the Plan directly or indirectly through one or more of its subsidiaries. The Master Trust agreement authorizes services to be performed by the trustee, its agents or affiliates.

Each participant’s account is credited with the participant’s contributions, the employer matching contributions and investment income thereon, net of Plan expenses. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

All participant contributions made under the Plan are paid to and invested by Fidelity in one or more of the available investment options as directed by the participants.

Participants are allowed to allocate their entire account balance in any combination of the available investment options. Participants can transfer their account balance among the investment options and/or change the investment of their future contributions, and earnings thereon, daily. These transfers and changes must be made in whole dollar amounts of at least $250 and/or in whole percent increments.

ECOLAB SAVINGS PLAN AND ESOP FOR TRADITIONAL BENEFIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

(Unaudited)

1.                          Description of Plan (continued)

PLAN TERMINATION:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2.                          Summary of Significant Accounting Policies

BASIS OF PRESENTATION:

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared using the contract value basis for fully benefit-responsive investment contracts.

USE OF ESTIMATES:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

VALUATION OF INVESTMENTS AND INCOME RECOGNITION:

Fidelity holds the Plan’s assets and executes transactions therein based upon instructions received from the Plan Administrator, the Company and the participants of the Plan. The Plan’s investments are stated at fair value. Fair value is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

ECOLAB SAVINGS PLAN AND ESOP FOR TRADITIONAL BENEFIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

(Unaudited)

2.         Summary of Significant Accounting Policies (continued)

Interest income is recorded as earned on an accrual basis and dividend income is recorded on the ex-dividend date. Purchases and sales of securities and realized gains and losses related to sales of investments are recorded on a trade-date basis. Unrealized gains and losses are recorded based on the fair values as of the reporting date. Investment income and investment expenses of the Master Trust are allocated to the Plan according to the investment elections of participants within the Plan. In addition, certain administrative expenses are allocated to the Plan based on its pro rata share of the net assets of the Master Trust.

NOTES RECEIVABLE FROM PARTICIPANTS:

Notes receivable from participants are measured at their unpaid principal balances plus any accrued interest. Interest income is recorded on the accrual basis of accounting. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2013. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

CONTRIBUTIONS:

Participant contributions are recorded in the period the employer makes the payroll deductions. Employer matching contributions are recorded based on participant contributions in the same period.

RISKS AND UNCERTAINTIES:

The Plan provides for various investment options in various combinations of investment funds. Investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, including Ecolab Inc. common stock, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the 2013 statement of net assets available for benefits.

CONCENTRATION OF MARKET RISK:

At December 31, 2013 approximately 52% of the Plan’s total assets were invested in the common stock of the Company. The underlying value of the Ecolab Stock Fund is dependent on the performance of the Company and the market’s evaluation of such performance.

DISTRIBUTIONS TO PARTICIPANTS:

Distributions to participants are recorded when paid.

ECOLAB SAVINGS PLAN AND ESOP FOR TRADITIONAL BENEFIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

(Unaudited)

2.         Summary of Significant Accounting Policies (continued)

PLAN EXPENSES:

The Company pays a portion of the administrative expenses of the Plan and a portion is paid by Plan participants within the Plan. Certain asset management and administrative fees of the Plan are charged against the Plan’s investment results.

SUBSEQUENT EVENTS:

The Plan Administrator has evaluated subsequent events through the date and time the financial statements were issued.

3.                          Investments

The Plan’s investments are included in the investments of the Master Trust. Each participating retirement plan has a divided interest in the Master Trust. The value of the Plan’s interest in the Master Trust is based on the value of the Plan’s interest in the Master Trust at the time the Master Trust was formed on January 1, 2013, plus actual contributions, allocated investment income (loss) less actual distributions and allocated administrative expenses. Investment income (loss), investment management fees and other direct expenses relating to the Master Trust are allocated to the individual participating plans based on the average daily balances. The Plan’s interest in the Master Trust was approximately 56 percent as of December 31, 2013.

The following is a summary of the Master Trust investments, the Plan’s interest in the investments of the Master Trust, and the Plan’s interest percentage ownership of the Master Trust investments as of December 31, 2013:

	December 31, 2013
(in thousands)	Master Trust Investments	Plan’s Interest in Master Trust	Plan’s Percent Interest in Master Trust
Investments at fair value:
Ecolab Inc. common stock	$849,217	$790,245	93%
Interest bearing cash	9,276	8,632	93%
Registered Investment companies	1,048,971	458,921	44%
Common/collective trusts	757,373	234,452	31%
Total Investments, at fair value	2,664,837	1,492,250	56%

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,214)	(683)	21%

Investments available for benefits	$2,661,623	$1,491,567	56%

ECOLAB SAVINGS PLAN AND ESOP FOR TRADITIONAL BENEFIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

(Unaudited)

3.                          Investments (continued)

The following table presents the investments that represent 5 percent or more of the Master Trust’s total assets or 5 percent or more of the Plan’s total asset share in the Master Trust as of December 31, 2013:

	December 31, 2013
	Master
	Trust
(in thousands)	Assets	Plan
Ecolab Inc. common stock	$849,217	$790,245
Spartan 500 Index — Inst. Class Fund	385,685	114,080
Fidelity Managed Income Portfolio II	228,325	*
Spartan Ext. Market Index — Adv. Class Fund	148,729	*
Dodge and Cox International Stock Fund	143,910	*
SSGA Target Retirement 2020 — Class II Fund	133,557	*

* Investment was less than 5 percent of the net assets available for benefits in the year indicated.

During 2013, the Master Trust’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

(in thousands)

Investment in:
Ecolab Inc. common stock	$271,783
Registered investment companies	120,220
Common/collective trusts	45,165
Net appreciation in fair value of investments	$437,168

The following are changes in investments for the Master Trust for the year ended December 31, 2013:

(in thousands)

Investment results:
Net appreciation in fair value of investments	$437,168
Interest and dividends	31,067
Net investment results	468,235
Net transfers	2,193,388
Increase in net investments	2,661,623
Net investments:
Beginning of year	—
End of year	$2,661,623

ECOLAB SAVINGS PLAN AND ESOP FOR TRADITIONAL BENEFIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

(Unaudited)

4.                          Fair Value Measurements

Accounting guidance establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under accounting guidance are described below:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 - Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. If the asset or liability has a specific (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3 - Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for investments measured at fair value. There have been no changes in the methodologies used at December 31, 2013.

Registered investment companies and Ecolab Inc. common stock: Investments in registered investment companies are recorded at the underlying net asset value per unit, which approximates fair value based on the publicly quoted market price of these funds. Investments in Ecolab Inc. common stock are recorded at fair value based on the quoted market price of Ecolab Inc.’s common stock on the New York Stock Exchange.

ECOLAB SAVINGS PLAN AND ESOP FOR TRADITIONAL BENEFIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

(Unaudited)

4.                          Fair Value Measurements (continued)

Common/Collective Trusts:  Investments in common/collective trusts, with the exception of the investment in fully benefit-responsive investment contracts, are recorded at the underlying net asset value per unit, which approximates fair value based on the audited financial statements of these funds. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities.

The Plan reviews the fair value hierarchy classification on an annual basis. Changes in the ability to observe valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy. The Plan’s policy is to recognize transfers into and out of levels within the fair value hierarchy at the end of the fiscal year in which the actual event or change in circumstances that caused the transfer occurs. There were no transfers between Level 1 and Level 2 during the year ended December 31, 2013. When a determination is made to classify an asset or liability within Level 3, the determination is based upon the significance of the unobservable inputs to the overall fair value measurement. The Plan did not have any assets or liabilities classified within Level 3 at December 31, 2013.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

ECOLAB SAVINGS PLAN AND ESOP FOR TRADITIONAL BENEFIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

(Unaudited)

4.                          Fair Value Measurements (continued)

The following table represents the Master Trust’s fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2013:

	Investment Assets at Fair Value As of December 31, 2013
(in thousands)	Master Trust Total	Level 1	Level 2	Level 3
Ecolab Inc. common stock	$849,217	$849,217	$—	$—
Interest bearing cash	9,276	9,276
Registered investment companies:
Large cap equity	497,208	497,208	—	—
Mid cap equity	181,118	181,118	—	—
International equity	148,321	148,321	—	—
Fixed Income	141,905	141,905	—	—
Money Market	44,704	44,704	—	—
Small cap equity	35,715	35,715	—	—
Common/collective trusts:
Life cycle	529,048	—	529,048	—
Stable value	228,325	—	228,325	—

Total investment assets at fair value	$2,664,837	$1,907,464	$757,373	$—

ECOLAB SAVINGS PLAN AND ESOP FOR TRADITIONAL BENEFIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

(Unaudited)

4.                          Fair Value Measurements (continued)

The following table sets forth additional disclosures of the Master Trust investments whose fair value is estimated using net asset value (“NAV”) per share as of December 31, 2013:

	Fair	Unfunded	Redemption	Redemption
(in thousands)	Value	Commitment	Frequency	Notice Period

Investment

As of December 31, 2013 Common/collective trusts:

SSgA Target Retirement Funds	$529,048	—	Immediate	None

All of the SSgA Target Retirement funds invest in other collective investment funds which have characteristics consistent with the funds’ overall investment objective.

Each fund’s investment objective, with the exception of the Income Fund, is to allocate its assets across multiple asset classes in a manner that becomes increasingly conservative over time, while seeking to achieve the appropriate level of risk given the participants’ anticipated retirement date. For the Income Fund, the objective is to approximate as closely as practicable, the performance of a custom benchmark index over the long term, while providing participants the ability to purchase and redeem units on an “as of” basis.

The fair value of investments in this category has been estimated using the NAV per share of the underlying investments. All of these funds are subject to potential withdrawal safeguards to protect the interest of all participants, while providing the maximum level of liquidity that can be prudently made available to all participants. These withdrawal safeguards permit redemptions resulting from ordinary course activity, subject to certain thresholds. Ordinary course activity also may include periodic participant rebalancing of their investment portfolio between Lending Funds and other State Street Bank collective investment funds. Requests for redemptions above these withdrawal safeguards may result in proceeds consisting of cash, units of other State Street Bank collective investment funds, and units of Cash Collateral Funds that will be converted into units of a liquidating trust or a combination thereof. These withdrawal safeguards have been in effect since prior to the Plan’s inception and may be in effect for an indefinite period of time. The Trustee continues to monitor market conditions and evaluate the need for withdrawal safeguards as appropriate.

ECOLAB SAVINGS PLAN AND ESOP FOR TRADITIONAL BENEFIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

(Unaudited)

5.         Tax Status

The Plan constitutes a qualified plan and trust under Section 401(a) of the Code and therefore is exempt from federal income taxes under provisions of Section 501(a). The Plan consists of a profit sharing portion and a stock bonus portion. The stock bonus portion constitutes an employee stock ownership plan within the meaning of Section 4975(e)(7) of the Code. The Plan also complies with the provisions of Section 401(k) of the Code. The Plan is scheduled to apply for a tax determination letter in 2015, however, the Plan Administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and tax-exempt, as described above. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions.

6.         Related Party and Party-In-Interest Transactions

The trustee is authorized under contract provisions, or by ERISA regulations providing an administrative or statutory exemption, to invest in funds under its control and in securities of the Company. Participant contributions and employer matching contributions are invested in one or more of the investment fund options offered under the Plan, including the Ecolab Stock Fund. The Ecolab Stock Fund consists primarily of Ecolab Inc. common stock and also short-term investment funds under the trustee’s control.

During 2013, the Master Trust invested in Ecolab Inc. common stock. The Master Trust held 8,233,361 shares of Ecolab Inc. common stock at December 31, 2013. During the year ended December 31, 2013, purchases and sales of shares by the Master Trust totaled approximately $374,249,000 and $421,714,000, respectively.

7.         Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the Plan financial statements at December 31, 2013 to the Form 5500:

(in thousands)	2013
Net assets available for benefits per the financial statements	$1,517,473
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	683
Net assets available for benefits per the Form 5500	$1,518,156

ECOLAB SAVINGS PLAN AND ESOP FOR TRADITIONAL BENEFIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

(Unaudited)

7.         Reconciliation of Financial Statements to Form 5500 (continued)

The following is a reconciliation of the net increase in net assets available for benefits before transfer per the Plan financial statements for the year ended December 31, 2013 to the Form 5500:

(in thousands)
Net increase in net assets available for benefits before transfer per the financial statements	$272,872
Current year adjustment from fair value to contract value of fully benefit-responsive investment contracts	683
Total increase in net assets available for benefits before transfer per the Form 5500	$273,555

ECOLAB SAVINGS PLAN AND ESOP FOR TRADITIONAL BENEFIT EMPLOYEES

SCHEDULE H, LINE 4i— SCHEDULE OF ASSETS (HELD AT END of YEAR)

as of December 31, 2013

(Unaudited)

EIN 41-0231510

Plan Number: 003

(in thousands, except units)

(c)
	(b)	Description of Investment,
	Identity of Issue,	Including Maturity Date,	(d)
	Borrower, Lessor	Rate of Interest, Collateral,	Current
(a)	or Similar Party	Par or Maturity Value	Value

Notes Receivable From Participant:

*	Notes Receivable From Participants	Participant notes due on various dates through January 2029 (stated interest rates ranging from 3.25% to 9.50%).	$22,322

*         Party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ECOLAB SAVINGS PLAN AND ESOP FOR TRADITIONAL BENEFIT EMPLOYEES

Date:	August 25, 2015	By:	/s/ Suzanne M. Hanson
Suzanne M. Hanson
Vice President, Global Benefits,
Human Resources Ecolab Inc. (Plan Administrator)